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                             February 8, 2024

       Kae Ren Tee
       Chief Executive Officer
       Aceztech Corporation
       33-01, 33rd Floor, Menara Keck Seng
       203 Jalan Bukit Bintang
       55100 Kuala Lumpur, Malaysia

                                                        Re: Aceztech
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 30,
2024
                                                            File No. 333-276237

       Dear Kae Ren Tee:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. Please revise your cover page disclosure to provide a specific cross-reference to the risk factor disclosure on
page 8 related to Mr. Kae Ren Tee's control of the voting power of the company.
 Kae Ren Tee
FirstName LastNameKae Ren Tee
Aceztech Corporation
Comapany8,NameAceztech
February   2024        Corporation
February
Page 2 8, 2024 Page 2
FirstName LastName
Management's Discussion and Analysis, page 14

2. We note your response to prior comment 9. However, you continue to reference forward-
         looking statements within the meaning of Section 21E of the Exchange Act. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context because you are not currently a reporting company and this is an initial public offering.
         Refer to Sections 21E(a)(1) and 21E(b)(2)(D) of the Exchange Act. Accordingly, please delete the reference to the safe harbor or state explicitly that the safe harbor protections do not apply to you.
Description of Business, page 17

3. We note your response to prior comment 9. Please expand your disclosure to identify the two significant customers.
Reports to Security Holders, page 23

4. We note your response to prior comment 3. Please revise your disclosure here to ensure consistency with your disclosure that you do not intend to file a Form 8-A to register your common stock under the Exchange Act. In this regard, we note your disclosure that the company "will file Form 8-K and other proxy and information statements from time to time as required."
Revenue Recognition, page F-7

5. We note your response to prior comment 11 and your disclosure that you provide digital solutions to customers by website development, website design, and website maintenance, and these services do not entail any cost of revenue. In this regard, please explain to us how you determine that these services do not entail any cost of revenue such as labor costs working on those solutions. Please include reference to the specific accounting literature relied upon.
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Technology